EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Electroglas, Inc. for the registration of common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated March 3, 2005, with respect to the consolidated financial statements and schedule of Electroglas Inc., Electroglas, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Electroglas, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, and the related financial statement schedule of Electroglas, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, CA
May 26, 2006